Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

October 2, 2013

VIA EDGAR AND OVERNIGHT COURIER

Mr. Michael McTiernan, Assistant Director

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Phillips Edison – ARC Grocery Center REIT II, Inc. Registration Statement on Form S-11 Filed August 13, 2013 File No. 333-190588

Dear Mr. McTiernan:

On behalf of our client, Phillips Edison – ARC Grocery Center REIT II, Inc., a Maryland corporation (the “Company”), we are submitting this letter in response to the written comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated September 9, 2013 (the “Comment Letter”) with respect to the Registration Statement on Form S-11 (File No. 333-190588) of the Company (the “Registration Statement”), filed by the Company with the Commission on August 13, 2013.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 was filed by the Company today with the Commission.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Registration Statement. All page number references in the Company’s responses are to page numbers in the Registration Statement.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

October 2, 2013

General

1.	Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

The Company acknowledges that sales materials to be used in connection with the offering must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. We advise the Staff that the Company has not yet prepared sales materials for use in connection with the offering. The Company will submit all written sales materials proposed to be transmitted to prospective investors, either orally or in writing, including that intended for broker-dealer use only, to the Staff prior to use.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Please be advised that the Company will submit to the Staff for review all graphics, maps, photographs and related captions or other artwork, including logos that the Company intends to use in the prospectus prior to requesting effectiveness of the Registration Statement. The Company acknowledges that such graphics and pictorial representations are not to be used in any preliminary prospectus distributed to prospective investors prior to the Staff’s review.

3.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.

The Company’s share repurchase program is consistent with programs granted relief by the Division of Corporation Finance in prior no-action letters such as those granted to T REIT Inc. on June 4, 2001 and Wells Real Estate Investment Trust II, Inc. on December 3, 2003. With respect to the Company’s share repurchase program, we note the following: (i) all material information and modifications related to the repurchase program will be fully and timely disclosed to stockholders in the prospectus and the net asset value (“NAV”) per share will be available on the Company’s web site and toll-free information line; (ii) the Company will not solicit repurchases other than through the prospectus and prospectus supplements disclosing the NAV per share; (iii) repurchases will be limited in any 12-month period to 5.0% of the weighted average number of shares of the Company’s common stock outstanding during the prior calendar year; (iv) stockholders may cancel repurchase requests by notifying a customer service representative at the Company’s toll-free information line; (v) there will be no established trading market for the Company’s common stock and the share repurchase program will be terminated if the Company’s shares of common stock are listed on a national securities exchange; and (vi) except as otherwise exempted therein, the Company shall comply with the tender offer rules, including Rule 13e-4 and Regulation 14E.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

October 2, 2013

4.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

The Company’s share repurchase program is consistent with the class relief previously granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP, dated October 22, 2007. With respect to the Company’s share repurchase program during the offering period, we note the following: (i) there is no established trading market for the Company’s common stock; (ii) the Company will terminate its share repurchase program during the distribution of its common stock if a secondary market for the Company’s common stock develops; (iii) the Company will purchase shares of its common stock under its share repurchase program at a price based on the price in the offering, including, at such time as the Company calculates NAV, the NAV per share (to be used to set the price for the Company’s common stock at such time); (iv) the terms of the share repurchase program are fully disclosed in the Company’s prospectus; and (v) except as otherwise exempted therein, the Company shall comply with Regulation M.

October 2, 2013

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We advise the Staff that no written communications or research reports of the type described above have been prepared. If and when such written communications and research reports are prepared, the Company will supplementally provide copies thereof to the Staff.

Exit Strategy, page 2

6.	Since the targeted exit timing depends on the length of the primary offering, please revise to provide greater clarity on the length of the primary offering. If the primary offering may extend over subsequent registration statements, please revise to clarify.

The disclosure regarding the length of the primary offering on pages 2, 11, 138 and 143 of the prospectus has been revised as requested.

What are the fees that you pay to the Advisor Entities…, page 13

7.	We note that you pay the property manager a property management fee, that the property manager may subcontract the property management duties and that you reimburse the property manager for expenses of third-party service providers. Please revise to clarify that you will not reimburse the property manager for fees paid to third party property management sub-contractors.

The disclosure regarding the property management fee on pages 20 and 114 of the prospectus has been revised as requested to clarify that the Company will not reimburse its property manager for fees paid to third-party property management sub-contractors.

If I buy shares in this offering, how may I sell them later?, page 24

8.	Please revise to disclose how the redemption price is calculated after the NAV pricing date.

The disclosure regarding calculation of the redemption price after the NAV pricing date on page 24 of the prospectus has been revised as requested.

October 2, 2013

Risk Factors, page 29

9.	It appears that even with the discounts applied to the redemption price, redeeming investors will still receive more than the proceeds received by the company as a result of the investment. If accurate, please include a risk factor that all redemptions will dilute remaining shareholders.

A risk factor noting that redemptions will dilute remaining shareholders has been included on page 45 of the prospectus as requested.

Distributions paid from sources other than our cash flows…, page 31

10.	This risk factor appears to address the same risk as the risk factor on page 34. Please revise this risk factor to address the related but distinct risk that investors who purchase shares before the NAV pricing date will be diluted to the extent the company has previously paid distributions in excess of cash flows from operations.

The above-referenced risk factor has been revised on page 31 of the prospectus to address the risk noted by the Staff.

Our sponsors, our officers, our advisors…, page 38

11.	Please provide a more detailed description of the competing activities of the first Phillips/ARC program.

The above-referenced risk factor has been revised on page 38 of the prospectus to provide a more detailed description of the competing activities of the first Phillips Edison-ARC program, as requested.

Allocation of Investment Opportunities, page 123

12.	Please revise to provide disclosure regarding the offering size of the competing fund co-sponsored by Phillips.

The above-referenced disclosure has been revised on page 125 of the prospectus to provide disclosure regarding the offering size of the competing fund, as requested.

Distributions, page 155

13.	If you intend to pay distributions in excess of earnings and cash flow from operations, please revise your disclosure to include an affirmative statement to that effect.

The above-referenced disclosure has been revised on page 157 of the prospectus to include the requested affirmative statement.

October 2, 2013

Market Opportunity, page 78

14.	Please provide us with support for the quantitative and qualitative business and industry data used here and elsewhere in the prospectus. Clearly mark the specific language in the supporting materials. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

Please be advised that the Company will submit supplementally to the Staff, pursuant to Rule 418, support for all quantitative and qualitative business and industry data used in the Registration Statement. While some of the sources of those statements are available publicly, others are not. The sources of materials that are not publicly available have orally agreed to the Company’s use of those materials to prepare the Registration Statement. The Company is in the process of obtaining written consents from those sources. Prior to effectiveness, the Company will file all necessary consents or delete the relevant statements from the Registration Statement.

Liquidity and Capital Resources, pages 154 – 155

15.	Please expand your discussion to also disclose the amount of organizational and offering costs incurred/paid on your behalf since July 1, 2013 (date of capitalization), if material.

The above-referenced disclosure has been updated on page 156 of the prospectus to disclose the amount of organizational and offering costs incurred/paid on the issuer’s behalf since July 1, 2013, as requested.

Phillips Edison – ARC Shopping Center REIT, Inc., page 161

16.	Please revise to provide the number of properties sold, if any. Refer to Item 8.A.1(h) of Guide 5.

We advise the Staff that Phillips Edison-ARC Shopping Center REIT Inc. has not sold any of its properties, and the disclosure on page 164 of the prospectus has been revised to reflect the same.

17.	Please revise to indicate which line item footnote 2 applies.

Footnote 2 to Table I on page A-2 of the prospectus applies to the line item “Months to invest 90% available for investment.” Please note that Table I has been revised such that footnote 2 is now footnote 1.

October 2, 2013

Exhibit Index, page II-22

18.	We note that you will be filing all exhibits by amendment. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review.

We supplementally advise the Staff that we will file all exhibits as promptly as practicable. We have attached copies of the draft legal and tax opinions to be filed as exhibits to the Registration Statement as Appendix I to this letter.

19.	We note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please be advised that to the extent you are unable to file final and executed form as exhibits, they may not be subsequently incorporated by reference.

Please be advised that most of the exhibits have been filed with Amendment No. 1, other than the legal and tax opinions. Other exhibits that have yet to be filed will be filed with the next amendment to the Registration Statement. With the exception of Exhibit 3.1 and the legal and tax opinions (final executed copies of which will be filed as exhibits to the Registration Statement prior to effectiveness), the Company does not intend to file final executed copies of the other exhibits because they will be executed concurrently with the effectiveness of the Registration Statement and not prior thereto. The exhibits filed as “form of” agreements will be substantially similar to the versions of such agreements that will be executed, with the exception of filling in the dates thereof and signatories thereto.

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3135.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.

cc: Jeffrey S. Edison

October 2, 2013

Appendix I

Forms of Legal and Tax Opinions

(Begins on Next Page)

Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

[LETTERHEAD OF VENABLE LLP]

[_____], 2013

Phillips Edison – ARC Grocery Center REIT II, Inc.

405 Park Avenue, 15th Floor

New York, New York 10022

Re:  Registration Statement on Form S-11 (File No. 333-190588)

Ladies and Gentlemen:

We have served as Maryland counsel to Phillips Edison – ARC Grocery Center REIT II, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of 100,000,000 shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (“Common Stock”), pursuant to the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). 80,000,000 Shares (the “Public Offering Shares”) are issuable in the Company’s initial public offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and 20,000,000 Shares (the “Plan Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Plan (the “Plan”), subject to the right of the Company to reallocate Shares between the Offering and the Plan as described in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein (including, without limitation, the Plan attached thereto as Appendix B and the form of Subscription Agreement attached thereto as Appendix C) in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

October 2, 2013

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5. Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Article V, Section 5.9 of the Charter.

6. Upon the issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter. We note that, as of the date hereof, there are more than 100,000,000 shares of Common Stock available for issuance under the Charter.

October 2, 2013

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Public Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Public Offering Shares will be validly issued, fully paid and nonassessable.

3. The issuance of the Plan Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Plan Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

October 2, 2013

Page 12	DRAFT

[LETTERHEAD OF PROSKAUER ROSE LLP]

[__________], 2013

Phillips Edison – ARC Grocery Center REIT II, Inc.

11501 Northlake Drive

Cincinnati, Ohio 45249

Re:  Opinion of Proskauer Rose LLP as to Tax Matters

Ladies and Gentlemen:

We have acted as counsel to Phillips Edison – ARC Grocery Center REIT II, Inc., a Maryland corporation (the “Company”), with respect to certain tax matters in connection with the issuance and sale of common stock, par value $0.01 per share (the “Stock”) as described in the prospectus (the “Prospectus”) included as part of the Registration Statement on Form S-11, Registration No. 333-190588, initially filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2013, as amended through the date hereof (the “Registration Statement,” which term includes the Prospectus). In connection with the sale of the Stock, we have been asked to provide an opinion regarding (i) the classification of the Company as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”)1; (ii) the accuracy and fairness of the discussion in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations”; and (iii) the treatment of Phillips Edison – ARC Grocery Center Operating Partnership II, L.P. (the “Operating Partnership”) as a partnership or disregarded entity for U.S. federal income tax purposes.

The opinions set forth in this letter are based on relevant provisions of the Code, Treasury Regulations issued thereunder (including Proposed and Temporary Regulations), and interpretations of the foregoing as expressed in court decisions, administrative determinations, and the legislative history as of the date hereof. These provisions and interpretations are subject to differing interpretations or change at any time, which may or may not be retroactive in effect, and which might result in modifications of our opinions. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the Internal Revenue Service (“IRS”) or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to an issue, or that a court will not sustain such a position if asserted by the IRS.

In rendering our opinions, we have made such factual and legal examinations, including an examination of such statutes, regulations, records, certificates and other documents as we have considered necessary or appropriate, including, but not limited to, the following: (1) the Registration Statement (including exhibits thereto); (2) the form of Articles of Amendment and Restatement for the Company, included as Exhibit 3.1 to the Registration Statement; (3) the form of Agreement of Limited Partnership of the Operating Partnership, included as Exhibit 4.1 to the Registration Statement; (4) the form of Advisory Agreement, by and among the Company, the Operating Partnership and American Realty Capital PECO II Advisors, LLC (the “Advisor”), included as Exhibit 10.2 to the Registration Statement; and (5) the form of Sub-Advisory Agreement, between the Advisor and Phillips Edison NTR II LLC, included as Exhibit 10.7 to the Registration Statement. The opinions set forth in this letter also are based on certain written factual representations and covenants made by an officer of the Company, in the Company’s own capacity and in its capacity as the general partner of the Operating Partnership, in a letter to us of even date herewith (the “Officer’s Certificate”) relating to, among other things, those factual matters as are germane to the determination that the Company and the Operating Partnership, and the entities in which they hold direct or indirect interests, have been and will be formed, owned and operated in such a manner that the Company has and will continue to satisfy the requirements for qualification as a REIT under the Code (collectively, the Officer’s Certificate, and the documents described in the immediately preceding sentence are referred to herein as the “Transaction Documents”).

1 Unless otherwise stated, all section references herein are to the Code.

October 2, 2013

In our review, we have assumed, with your consent, that all of the factual representations, covenants and statements set forth in the Transaction Documents are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. Moreover, we have assumed that the Company and the Operating Partnership each will be operated in the manner described in the relevant Transaction Documents. Except as described below, we have assumed and relied on your representations that the information presented in the Transaction Documents accurately and completely describe all material facts relevant to our opinion. We have not undertaken any independent inquiry into, or verification of, these facts for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, we have no assurance that they are or will ultimately prove to be accurate. No facts have come to our attention, however, that would cause us to question the accuracy or completeness of such facts or Transaction Documents in a material way. Our opinion is conditioned on the continuing accuracy and completeness of such representations, covenants and statements. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Transaction Documents may affect our conclusions set forth herein.

We also have assumed the legal capacity of all natural persons, the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

With respect to matters of Maryland law, we have relied upon the opinion of Venable LLP, counsel for the Company, dated [__________], 2013, that the Company is a validly organized and duly incorporated corporation under the laws of the State of Maryland.

Based upon, and subject to the foregoing and the discussion below, we are of the opinion that:

(i)	commencing with the Company’s taxable year ending on December 31, 2013, the Company will be organized in conformity with the requirements for qualification as a REIT under the Code, and the Company’s proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code;

October 2, 2013

(ii)	the discussion in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations,” to the extent it constitutes matters of law, summaries of legal matters or legal conclusions, is a fair and accurate summary of the U.S. federal income tax considerations that are likely to be material to a holder of the Company’s Stock; and

(iii)	the Operating Partnership will be taxed as a partnership or a disregarded entity and not an association or publicly traded partnership (within the meaning of section 7704) subject to tax as a corporation, for U.S. federal income tax purposes beginning with its first taxable year.

We express no opinion on any issue relating to the Company, the Operating Partnership or the discussion in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” other than as expressly stated above.

The Company’s qualification and taxation as a REIT will depend upon the Company’s ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code as described in the Registration Statement with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to stockholders, and the diversity of its stock ownership. Proskauer Rose LLP will not review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the operations of the Company and the Operating Partnership, the sources of their income, the nature of their assets, the level of the Company’s distributions to stockholders and the diversity of its stock ownership for any given taxable year will satisfy the requirements under the Code for the Company’s qualification and taxation as a REIT.

This opinion letter is rendered to you for your use in connection with the Registration Statement and may be relied upon by you and your stockholders.  Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, filed with any governmental agency, or relied upon by any other person for any other purpose (other than as required by law) without our express written consent.

We consent to the use of our name under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus and to the use of these opinions for filing as Exhibit 8.1 to the Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or the rules and regulations of the Commission thereunder.

Sincerely yours,

DRAFT